

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2013

Via E-mail
Dr. Yakov Kogan
Chief Executive Officer
Cleveland Biolabs, Inc.
73 High Street
Buffalo, NY 14203

> Re: **Cleveland Biolabs, Inc.**
> **Form 10-K**
> **Filed March 18, 2013**
> **File No. 001-32954**

Dear Dr. Kogan:

We have reviewed your response letter dated August 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

License Agreements and Collaborations, page 15

1. We note your response related to the Exclusive License and Option Agreement between CBLI and RPCI dated December 2007, in which you state that you have exercised your option to license certain rights relating to CBL0102. With respect to CBL0102, please provide draft disclosure to be included in your next Form 10-K that states the milestone payments paid to date, aggregate milestone payments to be paid and the royalty rates. If the definitive terms of the CBL0102 agreement negotiated between CBLI and RPCI have been memorialized in a separate written agreement, please file such as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the license for certain rights relating to CBL0102 is not material to the company.

2. We note your response related to the license agreement dated September 2011 between Panacela and RPCI, in which you state that Panacela will owe additional payments when

Mobilan, Antimycon, Arkil and Revercom achieve similar development milestones in countries outside of the United States. Please provide draft disclosure to be included in your next Form 10-K that states the aggregate milestone payments to be paid for milestones achieved in countries outside the United States.

3. We note your response related to the license agreement between Panacela and CCIA dated September 2011, in which you state that when such milestones are achieved in any other countries the above milestone amounts will be reduced based on the proportion of the pharmaceutical market size of the other countries as compared to the United States. Please provide draft disclosure to be included in your next Form 10-K that states the countries outside the United States in which development of the Panacela compounds may occur under the CCIA license and for which Panacela could owe milestone amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director